# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TrueCar, Inc., CIK 0001327318
CUSIP: 89785L107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 225 Santa Monica Blvd, 12th Floor, Santa Monica, California (CA), 90401
Date of event which requires filing of this statement: 12/11/2025
Filed by CIK 0000350698
Persons authorized to receive notices and communications: C. Coleman Edmunds, 200 SW 1st Avenue, Fort Lauderdale, Florida (FL), 33301, (954) 769-6000

## Reporting persons
- AutoNation, Inc. (CIK 0000350698): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,370,000; sole dispositive power 0; shared dispositive power 5,370,000; aggregate amount beneficially owned 5,370,000 (6% of the class)
  Comment: The shares are held directly by Auto Holdings, LLC, a direct wholly owned subsidiary of AutoNation, Inc.
- Auto Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,370,000; sole dispositive power 0; shared dispositive power 5,370,000; aggregate amount beneficially owned 5,370,000 (6% of the class)
  Comment: The shares are held directly by Auto Holdings, LLC, a direct wholly owned subsidiary of AutoNation, Inc.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: TrueCar, Inc.
Address of issuer's principal executive offices: 225 Santa Monica Blvd, 12th Floor, Santa Monica, California (CA), 90401
Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission on December 3, 2025 (the "Schedule 13D") by the Reporting Persons relating to shares of Common Stock of the Issuer. Except as set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On December 11, 2025, the Issuer, Parent, Merger Subsidiary and Auto Holdings, LLC entered into a voting and support agreement (the "Voting and Support Agreement") on terms substantially similar to those of that certain voting and support agreement by and among Parent, Merger Subsidiary, Caledonia US, LP, Caledonia (Private) Investments Pty Limited and the Issuer. Pursuant to the Voting and Support Agreement, Auto Holdings, LLC has agreed, subject to the terms and conditions thereof, to vote all shares of the Issuer's Common Stock held by Auto Holdings, LLC as of November 13, 2025, the record date for the Special Meeting (as defined below), in favor of the proposal to approve and adopt the Merger Agreement at the Issuer's special meeting of stockholders to be held on December 22, 2025 (the "Special Meeting").

The foregoing description of the Voting and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See responses to Rows 11 and 13 of the cover pages of this Amendment No. 1.

All ownership percentages reported herein are calculated based on 88,940,050 shares of the Issuer's Common Stock outstanding as of November 13, 2025, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the SEC on November 24, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Rows 7 through 10 of the cover pages of this Amendment No. 1.
Transactions in the class effected during the past sixty days: Other than as described in this Amendment No. 1, the Reporting Persons and the Covered Persons have not effected any transactions in Common Stock of the Issuer since the filing of the Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 1 is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended by adding the following exhibits:

2. Voting and Support Agreement, dated December 11, 2025, by and among the Issuer, Parent, Merger Subsidiary and Auto Holdings, LLC.

## Signatures
- AutoNation, Inc.: /s/ C. Coleman Edmunds, Executive Vice President, General Counsel and Corporate Secretary (12/12/2025)
- Auto Holdings, LLC: /s/ C. Coleman Edmunds, President (12/12/2025)